Filed by Ruckus Wireless, Inc.

Pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14d-9

under the Securities Exchange Act of 1934

Subject Company: Ruckus Wireless, Inc.

(Commission File No. 001-35734)

Brocade Announcement Customer FAQ

April 4, 2016

Q: What is being announced?

A: Brocade is announcing its intent to acquire Ruckus, forming a new type of pure-play networking company that has market-leading solutions spanning from the most critical part of the data center to the wireless network edge. The combined company is expected to be #1 in storage area networking, #1 in service provider Wi-Fi, #2 in data center networking, #3 in enterprise wireless LAN, and #3 in enterprise edge networking in US and EMEA. We believe no other company will be able to deliver the focus, speed of innovation, and best-in-class solutions across the full spectrum of networking that Brocade and Ruckus will be able to offer together.

Q: Why is Brocade acquiring Ruckus?

A: Digital transformation necessitates the need for companies to move to new network architectures that are agile, open, and allow for the delivery of services from the data center to the network edge. Wireless is a critical element at the edge of these modern, New IP network architectures. This deal will enable a major step forward for Brocade in its vision to build a new type of networking company for the modern era of digital business, one in which the network becomes a platform for business innovation.

Q: What are the terms of the deal?

A: The deal, which is expected to be accretive to Brocade non-GAAP earnings by FY17 Q1, is expected to accelerate Brocade’s growth and open new markets for both companies in a new entity with greater TAM and market reach.

Q: What synergies do the two companies have? Is there any overlap in offerings to customers?

A: The combination of Ruckus and Brocade will enable the company to provide solutions from storage and data center network infrastructure to the wireless/mobile edge. It will give our customers the ability to obtain their networking solutions from a single vendor as well as continue to run multi-vendor wired/wireless infrastructures.

The combined company will leverage Brocade’s leadership in IP and storage networking, and Ruckus’ differentiated wireless technology and complementary vertical market presence to address the needs of large enterprises, service providers and small-to-medium businesses.

There is very little overlap between the two companies; this acquisition brings together Brocade’s strength in public sector, education, healthcare and large enterprise and Ruckus’ leadership in hospitality, service provider and education.

The combined company will also have the technology to provide operational flexibility and scale-out capabilities in support of 5G, IoT and smart cities services over a fully programmable radio, network and data center.

Q: How will this affect Ruckus product lines and technologies?

A: The acquisition will help accelerate product development and will provide an expanded set of solutions and technologies to address customer needs. The acquisition will result in an expanded customer base, new market segments, synchronized (comprehensive) product offerings, and increased channel partner presence.

Q: How will this acquisition improve Ruckus’ ability to grow its customer base and vice versa?

A: This acquisition combines the two companies’ worldwide go-to-market, customer support and professional services to target new and expanded opportunities in:

•	Campus and hospitality networking (wired and wireless);

•	SDN/NFV (new data center) and cloud services;

•	Service provider packet core to service provider Wi-Fi edge; and,

•	OpenG for in-building LTE.

The combined company is positioned to address the changing market needs for new network architectures in the digital business era. It will have innovative solutions at the new telco, mobile and enterprise edge through to the new data center.

Q: How will Ruckus customers benefit from this acquisition?

A: The combination will mean customers can rely on Brocade for market-leading networking solutions that extend from storage networks, to data center, campus, and wireless edge networks. Brocade is not planning any near-term changes to the sales and support customers have come to rely on. Ruckus solutions will continue to be sold and supported by Ruckus’ current teams, as will Brocade solutions. Customers will ultimately benefit by having freedom to choose from a complete portfolio of products and solutions addressing all networking requirements, whether they be data center, wired or wireless, from one company.

Q: Will Ruckus operate as a subsidiary or a business unit?

A: Ruckus is expected to be operated as a wireless networking business unit within Brocade, with the head of Ruckus reporting to Brocade’s CEO, Lloyd Carney.

Q: Will any Ruckus employees be affected?

A: The two companies will be working together over the next several months to understand how to best accelerate the growth of the new, combined business.

Q: Will Ruckus be moving to the Brocade campus?

A: This decision will be made during the integration planning process.

Q: What about Ruckus’ strategic partnership with Juniper Networks? Will that be impacted?

A: Brocade believes in open and multi-vendor solutions and both companies will continue to work with their existing and future partners.

Q: When will the acquisition close?

A: The deal is expected to close sometime within Brocade’s fiscal Q3, which ends July 30, 2016.

Q: Will the acquisition impact channel partner agreements?

A: Brocade and Ruckus are not planning any near-term changes in the channel and partner structure for either company. Over time, after close, it is expected that the integration of Ruckus with Brocade will bring the two companies’ collective partners greater opportunities to offer a broader portfolio of networking solutions.

Q: What do you mean when you say Brocade wants the network to be a platform for innovation?

A: As companies move to digitize their business they need an underlying network infrastructure that allows them to innovate quickly for their employees and customers. Brocade believes the network must become a platform for developing, delivering and securing these applications. This will only be achieved with the move to New IP network architectures that are software-centric, open and agile. The wireless edge is a critical component of these new architectures for all types of service provider, enterprise and government customers.

Q: How will this acquisition make Brocade more competitive vs. HP Enterprise and Cisco?

A: With Ruckus, Brocade will be creating a new type of pure play networking company that is built upon New IP networking principles, and that has market-leading solutions spanning the data center to the wireless edge.

Q: Why would Brocade be successful when results have been mixed for other tech integrations?

A: This deal will be bringing together two stable companies that are highly synergistic and have complementary products. As a pure play networking company, Brocade will be able to focus 100 percent on developing innovative solutions for network transformation.

Q: Why does being a pure play networking company matter?

A: In a nutshell: focus, speed of innovation, best-in-class solutions, and partner of choice.

•	Focus: We’ll be 100% dedicated to networking and won’t be distracted by compute and storage, or trying to be everything to everyone.

•	Innovation: Our focus and size lets us innovate and adapt to customer and market requirements faster than competitors.

•	Best-in-class: The combined company will be able to deliver solutions that are designed for today’s requirement for open, multi-vendor networks with robust partner ecosystems to support each customer’s unique needs.

•	Partner of choice: The ability to partner with virtually every vendor of server and storage solutions, as well as leaders in software networking and virtualization, means our customers don’t have to settle for less-than-optimal infrastructure solutions from slower-moving behemoths that have a vested interested in locking their customers into proprietary architectures.

History has proven that focused companies innovate more quickly, are more agile, and deliver better value to their customers.

Q: Why does this deal make sense now?

A: The deal:

•	Will strengthen both companies’ ability to compete for wired/wireless opportunities globally.

•	Will improve Brocade’s ability to accelerate success in key markets such as public sector, service provider and K-12 (eRate).

•	The industry is on the cusp of a big upgrade cycle for wired and wireless refresh to 802.11ac. The combination better positions both companies for that significant opportunity.

Q: Does this change your commitment to service providers?

A: Not at all. Ruckus is the #1 Wi-Fi provider to service providers and this combination is an example of how Brocade is doubling down on the service provider opportunity. With this acquisition, Brocade will be aggregating both companies’ strengths in the service provider market and will be able to offer market-leading networking solutions from the data center to the wireless edge.

Q: Is there really synergy in the service provider segment? Explain.

A: Absolutely. Brocade has been focused on solutions from the data center, mobile and wireless solutions, including the mobile edge, mobile core, and virtualized enterprise, while Ruckus’ virtualized WLAN enables new ways to deliver wireless managed services. Together we’ll be able to offer an entirely complementary and synergistic range of solutions from data center to access for service providers. Brocade products are also expected to be available through Ruckus routes to market.

Q: Hasn’t Ruckus’ growth rate been decelerating?

A: Ruckus’ market share is increasing and grew three times faster than the market in 2015. The bulk of the Wi-Fi installed base is 802.11n today and positioned for a technology refresh upgrade to 802.11ac. In its fiscal 2015, Brocade also grew faster than that market in its IP and campus portfolios.

Q: Is Brocade changing focus back to campus?

A: This investment is completely consistent with Brocade’s belief that the world is moving from old to New IP network architectures that are virtualized and agile. The data center is one critical element, but users have to connect into the data center and that connection is increasingly wireless. Brocade’s goal is to build a new type of networking company that is designed for the modern era and allows the customer to take back control of the network.

This will be an expansion of Brocade’s business, not a change. Campus is a significant business for Brocade today and this acquisition will be a natural evolution that can further strengthen the company’s campus portfolio.

Brocade started with a focus in the most critical part of the data center – the storage area network. Over the last several years Brocade has expanded from there into core switching and routing, campus solutions and the wired edge. With Ruckus, Brocade will be rounding out the portfolio with wireless edge solutions as well.

Q: How does this affect Brocade’s Open Mobility Partners?

A: Brocade believes in open and multi-vendor solutions and both companies expect to continue to work with their existing and future partners.

Q: Will Brocade maintain the Ruckus brand?

A: Brocade recognizes the value of the Ruckus brand and will make decisions on topics like brand integration during the M&A integration process.

The exchange offer for the outstanding shares of Ruckus Wireless referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Ruckus Wireless or Brocade, nor is it a substitute for any offer materials that Brocade and Purchaser will file with the SEC. At the time the exchange offer is commenced, Brocade and Ruckus Wireless Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Brocade (“Purchaser”), will file a tender offer statement on Schedule TO, Brocade will file a registration statement on Form S-4, and Ruckus Wireless will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE

SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. RUCKUS WIRELESS’S STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN

THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF RUCKUS WIRELESS’S SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES.

The Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of Ruckus Wireless’s stock at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies of the exchange offer materials and the Solicitation/Recommendation Statement may be obtained for free by contacting Brocade’s Investor Relations department at (408) 333-0233 or at Investor-Relations@Brocade.com. Additional copies of the Solicitation/Recommendation Statement may be obtained for free by contacting Ruckus Wireless’s Investor Relations department at 408-469-4659 or at ir@ruckuswireless.com.

In addition to the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents, as well as the Solicitation/Recommendation Statement, Brocade and Ruckus Wireless file annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by Brocade and Ruckus Wireless at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Brocade’s and Ruckus Wireless’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Forward-Looking Statements

This communication contains certain forward-looking statements about the acquisition of Ruckus Wireless, Inc. by Brocade Communications Systems, Inc., estimated benefits from the proposed acquisition, business strategies, market potential, future prospects, and other matters that are not historical facts. These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including, without limitation, the satisfaction of conditions to the proposed acquisition. These forward looking statements speak only as of the date of this communication, and each of Ruckus and Brocade expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Ruckus’ or Brocade’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Please refer to the publicly filed documents of Ruckus and Brocade, including the most recent Forms 10-K and 10-Q, for additional information about Ruckus and Brocade and about the risks and uncertainties related to the business of each of Ruckus and Brocade which may affect the statements made in this communication.